                                                                    Exhibit 99.1



PRESS INFORMATION                                    SAP AG
                                                     Neurottstrasse 16
                                                     D-69190 Walldorf
                                                     Germany

                                                     CORPORATE COMMUNICATIONS
                                                     Phone +49 (62 27) 7-4 63 11
                                                     Fax +49 (62 27) 7-4 63 31
                                                     www.sap.com
                                                     E-mail: press@sap.com

FOR IMMEDIATE RELEASE

                     Contact:          Gundolf Moritz
                                       SAP AG
                                       +49-6227-7-44872
                                          -or-
                                       Stefan Gruber
                                       SAP AG
                                       +1-212-404-1323
                                          -or-
                                       David Lowy
                                       Taylor Rafferty
                                       +1-212-889-4350


SAP ANNOUNCES STRONG FOURTH QUARTER AND FULL YEAR RESULTS

E-business software sales surpass euro 1.3 billion in first full year of mySAP.com

     o    2000 revenues up to euro 6.27 billion

     o    Full year license revenues top euro 2.46 billion

     o    mySAP.com over 50% of license revenues

WALLDORF, GERMANY - JANUARY 23, 2001 - SAP AG (NYSE: SAP), the leading provider of e-business software solutions, today announced its preliminary results for the fourth quarter and year ended December 31, 2000.

In the fourth quarter, revenues increased 31% over the same period last year to euro 2.164 billion (1999: euro 1.651 billion). Fourth quarter operating income before charges for the employee stock appreciation rights program (STAR) rose 51% to euro 659 million (1999: euro 436 million), putting operating margins at approximately 30%. Pre-tax profit including STAR was up 21% to euro 583 million (1999: euro 481 million). Net income in the quarter increased 16% to euro 366 million (1999: euro 316 million). Earnings per share increased 15% to euro 1.16 (1999: euro 1.01).

Sales of mySAP.com, SAP's leading e-business platform, grew 412% to euro 661 million (1999: euro 129 million) in the fourth quarter. mySAP.com revenues represented 63% of total license revenues in the quarter, compared to 61% in the third quarter. Over the full year, e-business sales grew to euro 1.3 billion, or 53% of license revenues.

"These results confirm SAP's leadership in providing complete e-business solutions that companies want," said Henning Kagermann, Co-Chairman and CEO of SAP AG. "Our organization is focused and energized. When you combine this with the growing customer understanding of the power of mySAP.com and our strong pipeline, 2001 looks like another very good year for SAP."

Product revenues in the quarter were up 35% to euro 1.524 billion (1999: euro
1.132 billion). License revenues, which are comprised of mySAP.com sales as well as component based software sales, grew 30% to euro 1.056 billion (1999: euro 811 million). Consulting revenues rose 27% to euro 517 million (1999: euro 408 million). Training revenues increased 25% to euro 111 million (1999: euro 89 million).

In the fourth quarter, revenues in the Europe, the Middle East and Africa (EMEA) region increased 42% to euro 1.136 billion (1999: euro 800 million) and in the Asia-Pacific region (APA) revenues were up 38% to euro 231 million (1999: euro 167 million). Revenues in the Americas region rose 17% to euro 797 million (1999: euro 684 million). Americas' growth was paced by a strengthened US organization, which grew revenues 23% to euro 593 million.

FULL YEAR RESULTS

For 2000, sales grew 23% over 1999 to euro 6.266 billion (1999: euro 5.110 billion). Operating income before charges for STAR were up 32% to euro 1.235 billion. Pre-tax profit before charges for STAR was up 31% to euro 1.466 billion (1999: euro 1.120 billion); pre-tax profit including STAR grew 5% to euro 1.025 billion (1999: euro 980 million). Net income for the year increased 4% to euro 626 million (1999: euro 601 million). Earnings per share excluding charges for the STAR program rose 31% to euro 2.86 (1999: euro 2.19); earnings per share including STAR were up 4% to euro 2.00 (1999: euro 1.92). EPS calculations reflect the 3-for-1 stock split which occurred during 2000.

mySAP.com accounted for 53% or euro 1.3 billion of license revenues for 2000, which rose 27% to euro 2.46 billion (1999: euro 1.932 billion). Consulting revenues grew 6% to euro 1.646 billion (1999: euro 1.547 billion) and training revenue increased 2% to euro 401 million (1999: euro 395 million).

Total operating expenses excluding STAR rose 21% in 2000 to euro 5.031 billion (1999: euro 4.174 billion); operating margin excluding STAR was 20%. An overall tax rate of 38.0% is anticipated, as opposed to 38.4% in 1999.

"All of the pieces of our e-business strategy are in place - people, products, marketing and commitment to win - and we have the customer wins and win-backs to prove that we successfully reinvented SAP," commented Hasso Plattner, Co-Chairman and CEO of SAP AG. "There is no other business software vendor with the product depth, industry knowledge and global reach of SAP."

OUTLOOK

SAP expects revenue growth through the first half of 2001 to slightly exceed the rate it achieved in its 2000 fiscal year. As a consequence, the Group's three-year target of doubling 1998 revenues will take one quarter longer to achieve than originally thought. The company also expects to enhance its operating profit margin before STAR in the first half 2001 to roughly match the improvement seen in 2000.

As permitted under the Shareholder resolution of January 18, 2000, the Executive Board has decided to repurchase SAP Preference Shares during the period of January 24, 2001


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until June 30, 2001. The Company intends to purchase its preference shares from the market in an amount not to exceed 1.5% of the total preference shares outstanding.

The purchase price paid by the company for each SAP AG preference share shall not be more or less than 10% of the average market price of the preference share over the five trading days before such purchase. The average market price is calculated based upon SAP AG preference share closing prices in the Frankfurt Stock Exchange XETRA trading system.


2000 HIGHLIGHTS

o MYSAP.COM EMERGES AS THE LEADING E-BUSINESS PLATFORM: SAP's e-business software sales topped euro 1.3 billion over FY 2000, of which 51% were achieved in the fourth quarter alone. Compared to the fourth quarter 1999, SAP grew mySAP.com sales by 412% in the fourth quarter 2000. New customers include McCormick & Company, NASA, Warner Brothers, Heineken, Philips Lighting, Kowloon Canton Railway and Asia Pulp and Paper.

o SAPMARKETS AND COMMERCE ONE CREATED A SUCCESSFUL ALLIANCE to jointly develop and develop MarketSet and Enterprise Buyer, the next-generation e-business offerings that combines Commerce One's leading e-marketplace infrastructure with e-procurement, supply chain, product planning and analysis applications from SAP and SAPMarkets.


o SAP AG BROADLY REALIGNED ITS GLOBAL DEVELOPMENT FORCE of almost 6,000 people worldwide. SAP established six General Business Units (GBUs) to manage its applications development activities; seven Industry Business Sectors, responsible for the development of mySAP.com industry solutions; and three additional GBUs, responsible for particular technologies. The changes are creating a more nimble organization, enabling SAP to better respond to the fast-changing needs of its customers and the overall market.

o SAP WELCOMED MORE THAN 21,000 CONFERENCE ATTENDEES TO ITS SAPPHIRE CUSTOMER CONFERENCES in Berlin and Las Vegas. At the events, SAP showcased continued delivery and strong customer acceptance of mySAP.com. At the European conference, SAP unveiled a new program to provide a clear path for current customers to upgrade to mySAP.com as well as a comprehensive integration strategy that will open mySAP.com to third-party solutions, giving customers greater choice and flexibility. At SAPPHIRE Las Vegas, SAP AG, SAPMarkets, the SAP subsidiary dedicated to deliver mySAP.com marketplaces, and Commerce One announced a preliminary agreement to jointly deliver the next-generation e-business marketplace solution for the Internet economy.

o SAP AG UNVEILS GLOBAL ADVERTISING AND PROMOTIONAL AWARENESS CAMPAIGN designed to build upon its success as the world's leading provider of e-business solutions. The announcement was made in September at the Indianapolis Motor Speedway, site of the SAP United States Grand Prix Formula One race, one of the most famous racing venues in the world. The campaign includes print and television advertisements to be run in more than 25 countries.

CONFERENCE CALL AND WEBCAST

SAP senior management will host a conference call today at 5:00 PM (CET) / 4:00 PM (GMT) / 11:00 AM (Eastern) / 8:00 AM (Pacific). The conference call will be webcast live at http://www.sap.com/investor and will be available for replay purposes as well.


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KEY FIGURES AT A GLANCE (IN EUR MILLIONS)

SAP GROUP

                                      4Q 2000                4Q 1999                 CHANGE              % CHANGE
                                      -------                -------                 ------              --------
Revenues                                2,164                  1,651                    513                    31
                                       ------                 ------                  -----                   ---
License revenues                        1,056                    811                    245                    30
                                       ------                 ------                  -----                   ---
mySAP.com revenues                        661                    129                    532                   412
                                       ------                 ------                  -----                   ---
Income before taxes                       583                    481                    102                    21
                                       ======                 ======                  =====                   ===
Net income                                366                    316                     50                    16
                                       ------                 ------                  -----                   ---
Headcount                              24,178                 21,504                  2,674                    12
(December 31)

REVENUE BY REGION (IN EUR MILLIONS)


                               REVENUE        REVENUE     LICENSE REVENUES 4Q    LICENSE REVENUES 4Q
                               4Q 2000        4Q 1999     2000                   1999
                               -------        -------     -------------------    -------------------

EMEA                           1,136          800         592                    386
                               -----          ---         ---                    ---
Asia Pacific                   231            167         97                     86
                               -----          ---         ---                    ---
Americas                       797            684         367                    339



Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 1999 filed with the SEC on April 7, 2000. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

SAP AG preference and common shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the US, SAP's American Depositary Receipts (ADRs), each worth one-fourth of a preference share, trade on the New York Stock Exchange under the symbol `SAP'. SAP is a component of the DAX, the index of 30 German blue chip companies.

Information on the SAP AG preference shares is available on Bloomberg under the symbol SAP3 GR, on Reuters under SAPG_p.F or DE and on Quotron under SAGVD.EU. Information on the SAP common shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG's home page: http://www.sap.com

                                      # # #

                               (Tables to follow)

PRELIMINARY CONSOLIDATED INCOME STATEMENTS - 4TH QUARTER
SAP Group (in euro  millions)


                                                            2000           1999             D
                                                          --------       ---------       --------

         Software revenue                                   1,056             811            30%
         Maintenance revenue                                  468             321            46%
     Product revenue                                        1,524           1,132            35%
         Consulting revenue                                   517             408            27%
         Training revenue                                     111              89            25%
     Service revenue                                          628             497            26%
     Other revenue                                             12              22           -45%
                                                          -------          ------         ------
TOTAL REVENUE                                               2,164           1,651            31%
                                                          -------          ------         ------

     Cost of product                                         -226            -207             9%
     Cost of service                                         -458            -383            20%
     Research and development                                -250            -234             7%
     Sales and marketing                                     -447            -320            40%
     General and administration                              -108             -74            46%
     Other income/expenses. net                               -16               3          -633%
                                                          -------          ------         ------
TOTAL OPERATING EXPENSE                                    -1,505          -1,215            24%
                                                          -------          ------         ------

     STAR expense                                             -53            -119           -55%
                                                          -------          ------         ------
TOTAL OPERATING EXPENSE INCL, STAR                         -1,558          -1,334            17%
                                                          -------          ------         ------

OPERATING INCOME                                              606             317            91%
                                                          -------          ------         ------

Other non-operating income/
expenses. net                                                 -19             -32           -41%
Financial income. net                                          -4             196          -102%
                                                          -------          ------         ------
INCOME BEFORE INCOME TAXES                                    583             481            21%
                                                          -------          ------         ------

Income taxes                                                 -212            -164            29%
Minority interest                                              -5              -1           400%
                                                          -------          ------         ------
NET INCOME                                                    366             316            16%
                                                          -------          ------         ------
BASIC EARNINGS PER SHARE (IN euro ) 1)
     Ordinary shares                                         1.16            1.01            15%
     Preference shares                                       1.16            1.01            15%

DSO (IN DAYS)                                                  93             103
                                                          -------          ------

TAX RATE (AS A PERCENTAGE)                                  36.4%           34.1%
                                                          -------          ------

1) Adjusted for three for one stock split

PRELIMINARY CONSOLIDATED INCOME STATEMENTS - 1ST TO 4TH QUARTER
SAP Group (in euro  millions)

                                                              2000           1999             D
                                                             -------        --------         ------

         Software revenue                                     2,459           1,932            27%
         Maintenance revenue                                  1,670           1,162            44%
     Product revenue                                          4,129           3,094            33%
         Consulting revenue                                   1,646           1,547             6%
         Training revenue                                       401             395             2%
     Service revenue                                          2,047           1,942             5%
     Other revenue                                               90              74            22%
                                                             ------          ------          -----
TOTAL REVENUE                                                 6,266           5,110            23%
                                                             ------          ------          -----

     Cost of product                                           -669            -511            31%
     Cost of service                                         -1,629          -1,585             3%
     Research and development                                  -859            -705            22%
     Sales and marketing                                     -1,491          -1,107            35%
     General and administration                                -356            -241            48%
     Other income/expenses, net                                 -27             -25             8%
                                                             ------          ------          -----
TOTAL OPERATING EXPENSE                                      -5,031          -4,174            21%
                                                             ------          ------          -----

     STAR expense                                              -441            -140            31%
                                                             ------          ------          -----
TOTAL OPERATING EXPENSE INCL. STAR                           -5,472          -4,314            27%
                                                             ------          ------          -----

OPERATING INCOME                                                794             796             0%
                                                             ------          ------          -----

Other non-operating income/
expenses, net 1)                                                -57             -51            12%
Financial income, net 2)                                        288             235            23%
                                                             ------          ------          -----
INCOME BEFORE INCOME TAXES                                    1,025             980             5%
                                                             ------          ------          -----

Income taxes                                                   -389            -376             3%
Minority interest                                               -10              -3           233%
                                                             ------          ------          -----
NET INCOME                                                      626             601             4%
                                                             ------          ------          -----
BASIC EARNINGS PER SHARE (IN euro) 3)
     Ordinary shares                                           1.99            1.91             4%
     Preference shares                                         2.00            1.92             4%
                                                             ------          ------

DSO (IN DAYS)                                                    93             103
                                                             ------          ------

TAX RATE (AS A PERCENTAGE)                                    38.0%           38.4%
                                                             ------          ------


1) Amount includes non-recurring item of approximately euro 40 million of pre-tax gain on initial public offering of a majority owned subsidiary

2) Amount includes non-recurring item of approximately euro 25 million pre-tax exit costs relating to an equity investment

3) Adjusted for three for one stock split

PRELIMINARY CONSOLIDATED BALANCE SHEET
SAP Group (in euro  millions)

ASSETS

                                                                12/31/2000             12/31/1999
                                                                ----------             ----------

INTANGIBLE ASSETS                                                      116                    120
PROPERTY, PLANT AND EQUIPMENT                                          871                    794
FINANCIAL ASSETS                                                       607                    610
                                                                     -----                  -----
FIXED ASSETS                                                         1,594                  1,524
INVENTORIES/ACCOUNTS RECEIVABLES                                     2,354                  2,157
LIQUID ASSETS                                                        1,182                    810
CURRENT ASSETS                                                       3.536                  2,967
DEFERRED TAXES                                                         257                    284
PREPAID EXPENSES                                                       115                     52
                                                                     -----                  -----
TOTAL ASSETS                                                         5,502                  4,827
                                                                     =====                  =====


SHAREHOLDERS' EQUITY AND LIABILITIES


                                                                12/31/2000             12/31/1999
                                                                ----------             ----------
SHAREHOLDERS' EQUITY 4)                                              2,882                  2,559
MINORITY INTEREST                                                       61                      9
RESERVES AND ACCRUED LIABILITIES                                     1,362                  1,278
OTHER LIABILITIES                                                      831                    605
DEFERRED INCOME                                                        366                    376
                                                                     -----                  -----
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES                           5,502                  4,827
                                                                     =====                  =====


4) includes shares subject to put option in conjunction with the Company's employee incentive compensation programs